FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Yes      No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of a Person Discharging Managerial Responsibility (PDMR), in the Ordinary Shares of GlaxoSmithKline plc as a result of an award made under the GlaxoSmithKline 2009 Performance Share Plan (Performance Share Plan) on 28 February 2013 as follows:

Name of PDMR	Ordinary shares
Mrs V Whyte	11,800

The Performance Share Plan award was based on an Ordinary Share price of £14.54 per share, (the closing middle market price of an Ordinary Share in GlaxoSmithKline plc on 27 February 2013). Vesting of the award is subject to meeting performance criteria over a three year period.

The Company and the above named person were advised of this transaction on 4 March 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc